SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

A.       NAME:            Woodmen Variable Annuity Account

B.       ADDRESS OF PRINCIPAL BUSINESS OFFICE (NO. & STREET, CITY, STATE, ZIP
CODE):

1700 Farnam Street
Omaha, Nebraska 68102

C. Telephone Number (including area code):
(402) 342-1890

D. Name and Address of Agent for Service of Process:
Mark Theisen, Esq.
Woodmen of the World and/or Omaha Woodmen Life Insurance Society
1700 Farnam Street
Omaha, Nebraska 68102

COPY TO:

Fredrick G. Lautz,
Quarles & Brady LLP
411 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-4497

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes:  X          No:

FORM N-8A SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, Woodmen of the World and/or Omaha Woodmen Life Insurance Society has caused this notification of registration to be duly signed on behalf of Registrant in the City of Omaha and the State of Nebraska on this 15th day of November, 2002.

Woodmen Variable Annuity Account
By Woodmen of the World and/or Omaha Woodmen Life Insurance Society (Depositor on behalf of itself and Registrant)

By:  /s/ James Mounce
         James Mounce, President